November 30, 2005

Mail Stop 7010

Mr. Robert K. Kretzman, Esq.
Executive Vice President, Chief Legal Officer,
General Counsel and Secretary
Revlon, Inc.
237 Park Avenue
New York, New York   10017

RE:	Revlon, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed on:  November 18, 2005
	File No.:  333-128815

Dear Mr. Kretzman:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Where You Can Find More Information, page 2
1. As previously requested, specifically identify and incorporate by reference the company`s annual report on Form 10-K for the year ended
December 31, 2004 which was filed with the SEC on March 10, 2005 as required by Item 12(a)(1) of Form S-3.


Description of Securities
Preferred Stock, page 7
2. The reference to "other securities" that are not identified in the prospectus should clarify that those will be securities that are not legally convertible until after one year from the date of sale of the convertible preferred stock. Similar clarification should be made under "Description of Warrants" on page 9.

Item 17. Undertakings.
3. Please revise to conform to the new Item 512(a) undertaking.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

      Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jennifer K. Thompson, staff accountant at
(202)
551-3737 or John Cash,  Branch Chief  at (202) 551-3768 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact Dorine H. Miller, examiner at (202) 551-
3711
or Lesli Sheppard, attorney at (202) 551-3708 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director




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Robert K. Kretzman, Esq.
Revlon, Inc.
November 30, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE